Deutsche Bank AG
Taunusanlage 12, D-60325
Frankfurt am Main
Federal Republic of Germany



Jeffrey A. Ruiz
Vice President
Telephone: (212) 250-3667


                                February 10, 2004


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sir or Madame:

         Re:  Filing of Schedule 13G - Harris Interactive Inc.






Pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, attached is one copy of Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G by return e-mail confirmation.

                                                            Sincerely,



                                                           Jeffrey A. Ruiz






Enclosures

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (Amendment No. )
                    Under the Securities Exchange Act of 1934


                             Harris Interactive Inc.

                     _______________________________________
                                 NAME OF ISSUER:


                         Common Stock ($0.001 Par Value)
                     _______________________________________
                          TITLE OF CLASS OF SECURITIES

                                    414549105
                     _______________________________________
                                  CUSIP NUMBER


                                December 31, 2003
                     _______________________________________
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:

                                [X] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank AG*

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (A)    [ ]
         (B)    [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     4,555,300
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  5,033,100
PERSON WITH       8.       SHARED DISPOSITIVE POWER


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,033,100

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
                    [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.97%

12.  TYPE OF REPORTING PERSON

         HC, CO, BK
*In accordance with Securities Exchange Act Release No. 39538 (January 12,
1998), this filing reflects the securities beneficially owned by the Private Clients and Asset Management business group ("PCAM") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shall not be construed as an admission that PCAM is, for purposes of
Section 13(d) under the Act, the beneficial owner of any securities covered by the filing.

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank Trust Company Americas

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (A)    [ ]
         (B)    [ ]


3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     2,447,600
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  2,925,400
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                           0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,925,400

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
                    [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.22%

12.      TYPE OF REPORTING PERSON

     BK,CO

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Investment Management Company Americas

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (A)    [ ]
         (B)    [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     2,002,400
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                   2,002,400
PERSON WITH       8.       SHARED DISPOSITIVE POWER


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,002,400

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
                    [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         3.56%

12.      TYPE OF REPORTING PERSON

     IA,CO

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Asset Management Group Ltd, London

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (A)    [ ]
         (B)    [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United Kingdom

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     105,300
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  105,300
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                           0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         105,300

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
                    [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.19%

12.  TYPE OF REPORTING PERSON

         IV,CO

Item 1(a).      Name of Issuer:

                Harris Interactive Inc.  (the Issuer )

Item 1(b).      Address of Issuer's Principal Executive Offices:

                The address of the Issuer's principal executive offices is:

                Harris Interactive Inc.
                135 Corporate Woods Rochester, New York 14623

Item 2(a).      Name of Person Filing:

                This statement is filed on behalf of Deutsche Bank AG, ("Reporting Person").

Item 2(b).      Address of Principal Business Office or, if none, Residence:

                The principal place of business of the Reporting Person is:

                         Taunusanlage 12, D-60325
                         Frankfurt am Main
                         Federal Republic of Germany

Item 2(c).      Citizenship:

                The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).      Title of Class of Securities:

                The title of the securities is common stock, $0.001 par value ("Common Stock").

Item 2(e).      CUSIP Number:

                The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               (a) [ ] Broker or dealer registered under section 15 of the Act;

               (b) [X] Bank as defined in section 3(a)(6) of the Act;

                        Deutsche Bank Trust Company Americas

               (c) [ ] Insurance Company as defined in section 3(a)(19) of the
                       Act;

               (d) [X] Investment Company registered under section 8 of the
                       Investment Company Act of 1940;

                        Deutsche Asset Management Group Ltd., London

               (e) [X] An investment adviser in accordance with Rule 13d-1(b)
                       (1)(ii)(E);

                        Deutsche Investment Management Company Americas,Inc.

               (f) [ ] An employee benefit plan, or endowment fund in
                       accordance with Rule 13d-1 (b)(1)(ii)(F);

               (g) [X] Parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

                        Deutsche Bank AG

               (h) [ ] A savings association as defined in section 3(b) of the
                       Federal Deposit Insurance Act;

               (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

               (j) [ ] Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).


Item 4.         Ownership.

           (a) Amount beneficially owned:

               The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

           (b) Percent of class:

               The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

           (c)   Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote:

                The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

               (ii) shared power to vote or to direct the vote:

               The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

               (iii) sole power to dispose or to direct the disposition of:

               The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

               (iv) shared power to dispose or to direct the disposition of:

               The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.           Ownership of Five Percent or Less of a Class.

                   Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.


                  Subsidiary                          Item 3 Classification
                  -------------------------------------------------------

                  Deutsche Asset Management
                  Group Ltd, London                     Investment Company

                  Deutsche Investment Management
                  Americas, Inc.                        Investment Advisor

                  Deutsche Bank Trust Company
                  Americas                               Bank


Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 SIGNATURE
       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/10/04

                           DEUTSCHE BANK AG


                           By: /s/ Jeffrey A. Ruiz
                           Name: Jeffrey A. Ruiz
                           Title: Vice President

                           By: /s/ Pasquale Antolino
                           Name: Pasquale Antolino
                           Title: Associate

                                 SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: 2/10/04


                 Deutsche Investment Management Americas Inc.


                 By: /s/ Jeffrey A. Ruiz
                 Name: Jeffrey A. Ruiz
                 Title: Vice President

                                 SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/10/04


                          Deutsche Bank Trust Company Americas


                          By: /s/ Jeffrey A. Ruiz
                          Name: Jeffrey A. Ruiz
                          Title: Vice President

                                SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated: 2/10/04

                      DEUTSCHE ASSET MANAGEMENT
                      GROUP LTD., LONDON

                      By: /s/ Alastair Cuming
                      Name:   Alastair Cuming
                      Title:  Director

                      By: /s/ Simon Kempton
                      Name:   Simon Kempton
                      Title:  Director